UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

SEMITOOL, INC.

(Name of Subject Company)

SEMITOOL, INC.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

816909105

(CUSIP Number of Class of Securities)

Richard Hegger

Vice President, General Counsel and Secretary

Semitool, Inc.

655 West Reserve Drive

Kalispell, MT 59901

(406) 758-7534

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marcus J. Williams, Esq.

Davis Wright Tremaine LLP

1201 Third Avenue Suite 2200

Seattle, Washington 98101

(206) 622-3150

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed by Semitool, Inc., a Montana corporation (“Semitool”), with the Securities and Exchange Commission (“SEC”) on November 19, 2009, as amended by Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on December 7, 2009 (as so amended, and as further amended hereby, the “Statement”). Capitalized terms used but not defined herein have the meanings set forth in the Statement as heretofore amended. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 4.	The Solicitation or Recommendation.

Opinion of BofA Merrill Lynch

Item 4 of Schedule 14D-9 is hereby amended by adding the following to the subsection entitled “Selected Publicly Traded Companies Analysis” on page 25:

This subsection makes reference to four publicly traded companies in the semiconductor capital equipment manufacturing industry that BofA Merrill Lynch deemed to be relevant to its analysis of Semitool and to the full range of multiples from which BofA Merrill Lynch determined relevant ranges of multiples for such companies. The multiples for each of the companies from which such relevant ranges were derived, which are based on publicly available information and research analyst estimates, are set forth in the following table:

Company	CY2010 Enterprise Value / EBITDA	CY2010 Price / Earnings
ASM International NV	5.8x	15.6x
Vecco Instruments Inc.	8.1x	19.7x
Ultratech, Inc.	6.2x	15.2x
Rudolph Technologies Inc.	NM	NM

Max	8.1x	19.7x
Mean	6.7x	16.8x
Median	6.2x	15.6x
Min	5.8x	15.2x

Item 4 of Schedule 14D-9 is hereby further amended by replacing the first sentence and first chart of the section entitled “Selected Precedent Transaction Analysis” on page 26 with the following:

BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following 15 selected transactions involving companies in the semiconductor capital equipment industry, including multiples for each such transaction based on publicly available information and research analyst estimates, from which ranges of multiples referenced in this subsection are derived:

Announcement Date	Acquiror	Target	NCY Enterprise Value / EBITDA

February 26, 2009	Sumitomo Heavy Industries Ltd.	SEN Corporation (Axcelis Technologies)	NA
September 2, 2008	Teradyne, Inc.	Eagle Test Systems, Inc.	6.3x
February 21, 2008	KLA-Tencor Corporation	ICOS Vision Systems Corporation NV	NA
December 12, 2007	Teradyne, Inc.	Nextest Systems Corporation	12.5x
December 10, 2007	Lam Research Corporation	SEZ Holding AG	9.6x

May 4, 2006	Applied Materials, Inc.	Applied Films Corporation	17.2x*
February 23, 2006	KLA-Tencor Corporation	ADE Corporation	NA
July 11, 2005	Brooks Automation, Inc.	Helix Technology Corporation	15.2x
March 21, 2005	Entegris, Inc.	Mykrolis Corp.	11.0x
January 27, 2005	Rudolph Technologies, Inc.	August Technology Corp.	7.6x
October 4, 2004	Toppan Printing Co., Ltd.	DuPont Photomasks, Inc.	NA
August 16, 2004	Applied Materials, Inc.	Metron Technology N.V.	5.2x
July 2, 2004	AIXTRON AG	Genus, Inc.	5.4x
November 3, 2003	Veeco Instruments Inc.	Emcore TurboDisc Business	NA
June 24, 2003	Francisco Partners / Shah Management	Schlumberger NPTest Business	NA

		Max	15.2x
		Mean	9.1x
		Median	8.6x
		Min	5.2x

*	Denotes multiple excluded from the max, mean, median and min statistic.

Item 4 of Schedule 14D-9 is hereby further amended by replacing the paragraph entitled “Discounted Cash Flow Analysis” on page 27 with the following:

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of Semitool to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Semitool could generate during Semitool’s fiscal years 2010 through 2014. The calculations set forth under “Wall Street Case” in the chart entitled “Implied Share Equity Value Reference Ranges for Semitool (Rounded to the Nearest $0.25)” below are based on Wall Street consensus estimates for the remaining three quarters of fiscal year 2010 and all of fiscal year 2011 and on management guidance as to revenue growth and profit margin for fiscal years 2012 through 2014, as set forth in the following table:

	Years Ending September
Dollars in Millions	Q2-Q4, 2010E	2011E	2012E	2013E	2014E
Revenue	$152.8	$246.7	$283.7	$297.9	$312.8
EBITDA	$23.1	$48.2	$55.4	$58.1	$61.0
Free Cash Flow	$18.6	$17.5	$17.7	$26.2	$26.4

Further, the calculations set forth under “Management Case” in the same table are based on Management Projections from fiscal year 2010 through fiscal year 2012 and on management guidance as to revenue growth and profit margin for fiscal years 2013 and 2014. The management forecasts for the three quarters of 2010 through fiscal year 2012 are as set forth in the following table, along with Revenue, EBITDA and Free Cash Flow figures for fiscal years 2013 and 2014 based upon management guidance for revenue growth and profit margin for those years:

	Years Ending September
Dollars in Millions	Q2-Q4, 2010E	2011E	2012E	2013E	2014E
Revenue	$163.0	$280.0	$350.0	$367.5	$385.9
EBITDA	$25.5	$44.9	$67.3	$70.6	$74.2
Free Cash Flow	($3.3)	$1.3	$35.7	$30.9	$31.9

For Wall Street consensus calculations, the estimates for the 3 quarters of fiscal year 2010 and fiscal year 2011 are based on the average of Wall Street research analyst estimates for Needham & Company, LLC, D.A. Davidson & Co., and Sidoti & Company, LLC. BofA Merrill Lynch calculated terminal values for Semitool by applying perpetual growth rates of 3% to 5% to Semitool’s free cash flow for fiscal year 2014, which rates BofA Merrill Lynch deems appropriate growth rates for Semitool and its industry. The cash flows and terminal values were then discounted to present value as of December 31, 2009 using discount rates ranging from 12% to 14%, which rates are based on the weighted average cost of capital, or “WACC”, calculated by BofA Merrill Lynch for Semitool based on an analysis of publicly traded companies in the semiconductor capital equipment manufacturing industry. This analysis indicated the following implied per share equity reference ranges for Semitool as compared to the offer price:

Implied Per Share Equity Value Reference Ranges for Semitool (Rounded to the Nearest $0.25)		Offer Price
Wall Street Case	Management Case
$7.00 - $10.00	$7.50 - $11.00	$11.00

Item 4 of Schedule 14D-9 is hereby further amended by replacing the first sentence of the fourth paragraph of the section entitled “Miscellaneous”, appearing on page 29, with the following:

Semitool has agreed to pay BofA Merrill Lynch for its services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $5.9 million, about 17% of which was payable in connection with its opinion and the remainder of which is contingent upon the completion of the Merger.

Item 8.	Additional Information.

Litigation

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph between the second and third paragraphs of the section entitled “Litigation”:

On December 14, 2009, plaintiffs in the three pending lawsuits described above (on behalf of themselves and the members of the putative class) reached agreement in principle to settle the matters. The agreement in principle contemplates, among other things, that Semitool will disclose additional information which is included in this Amendment No. 2. The agreement in principle is subject to the parties reaching agreement on the terms of a mutually acceptable definitive settlement agreement. Subject to completion of a definitive settlement agreement, defendants have agreed to consent to the entry of a class designation solely for the purpose of settlement, such that the settlement, if approved, would result in a complete and final discharge of all claims on behalf of the class. Thereafter, the settlement agreement will be subject to approval by the court and conditioned upon consummation of the tender offer and certification of the class designation.

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SEMITOOL, INC.

/s/ LARRY A. VIANO
Larry A. Viano
Chief Financial Officer

Dated: December 14, 2009